JOHN HANCOCK FUNDS II
601 Congress Street
Boston, Massachusetts 02210
March 30, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rule 461 Request for Acceleration of Effective Date John Hancock Funds II — File Nos. 333-126293 and 811-21779 Post-Effective Amendment No. 42 to Registration Statement on Form N-1A
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), John Hancock Funds II (the “Trust”), the registrant with respect to the above-referenced Post-Effective Amendment No. 42 under the Securities Act (the “Amendment”), and John Hancock Funds, LLC, the distributor of the Trust, hereby request acceleration of the effective date of the Amendment, filed herewith pursuant to Rule 485(a) under the Securities Act, and that it be declared effective at 9:00 a.m., Eastern Time, on Thursday, March 31, 2011, or as soon as practicable thereafter.
     In connection with this request, we acknowledge the following:
     1. Should the Securities and Exchange Commission (the “Commission”) or the staff ( the “Staff”), acting pursuant to delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment;
     2. The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the Amendment; and
     3. The Trust may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, JOHN HANCOCK FUNDS II
By:	/s/ Christopher Sechler
Christopher Sechler
Assistant Secretary

JOHN HANCOCK FUNDS, LLC
By:	/s/ Andrew Arnott
Andrew Arnott
Executive Vice President